FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        February, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   February 3, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

February 3, 2005	NEWS RELEASE 05-02	MAE - TSE MNG-AMEX

Miramar Agrees to Assign Option on Back River Project to Dundee Precious Metals
— Cash Payment of approximately $10 million to fund work at prospective Hope Bay Project —

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced that its has agreed to assign its option (the “Option”) to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits, to Dundee Precious Metals Inc. (DPM-TSX) for costs incurred by Miramar under this agreement plus 5%, and up to 337,500 shares of Dundee or the cash equivalent. The funds received will be used to advance Miramar’s 100% controlled Hope Bay project.

“Given that the Doris North permitting process is taking longer than expected, and the opportunities illustrated by our exploration successes at Hope Bay in 2004, it makes sense for us to focus our resources on advancing Hope Bay towards sustained production,” said Tony Walsh, Miramar’s President & CEO. “With Doris North re-entering the permitting process, tremendous exploration results from the Naartok area of the Madrid deposit and steady progress at Boston, we expect to have a very full development pipeline for several years to come. Although this transaction is not reflective of the ultimate potential of Back River, which returned excellent results in 2004, the more immediate production opportunities at our 100% controlled Hope Bay project provide greater potential to increase our shareholders’ value. By investing the funds from this transaction at Hope Bay, we can also reduce potential future dilution.”

Transaction Details

Dundee has agreed to purchase the Option to acquire 60% of the Back River Properties (the “Properties”) on the following basis:

1.	On closing, Dundee will reimburse Miramar its aggregate out of pocket costs incurred on acquiring the Option and exploring the Back River Properties, plus 5%. The final amount, subject to adjustment, will be approximately $10 million;

2.	Dundee will issue to Miramar 150,000 common shares of Dundee, or the then cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on any of the Properties;

3.	Dundee will reimburse certain general and administrative costs associated with the Back River project;

4.	Dundee will issue to Miramar 187,500 common shares of Dundee, or the then cash equivalent thereof, if Dundee exercises the Option; and

5.	For a period of 12 months after execution of the Agreement, Miramar will provide office space as needed by Dundee and Dundee will reimburse Miramar’s out of pocket costs thereof monthly.

Back River

The Back River project in Nunavut comprises six properties held under option from Kinross Gold Corporation, where Miramar could earn a 60% interest for expenditures of $25 million. The most important of these properties host the Goose and George lakes deposits, where previous estimates of mineral resources prepared for prior owners total 2.0 million ounces of gold, comprised of an indicated resource of 1.4 million ounces of gold at a grade of 9.8g/t and an inferred resource of 0.6 million ounces of gold at a grade of 9.9g/t gold. Miramar’s 11,000m drill program at Goose Lake completed in 2004 made considerable progress towards the objective of doubling the Goose Lake resource by confirming the potential of the Goose Lake hinge zone to host significant high grade, near surface gold mineralization and to better understand the significant gold mineralization found in the sediments in the core of the fold. New resource estimates are expected to be completed in early 2005. In addition, improved understanding of the geologic controls on gold mineralization suggests excellent potential for additional discoveries on the properties.

Hope Bay

At Hope Bay, Miramar’s objective is to build an intermediate gold production profile through the sequential development of its Arctic gold deposits, including the Boston, Doris and Madrid deposits. In January 2004, Miramar reported measured and indicated resource of 1.8 million oz of gold averaging 9.9 g/t and an additional inferred resource of 3.6 million oz of gold averaging 6.9 g/t. All deposits remain open to expansion. However, during 2004 Miramar reported outstanding drill results from the Naartok area of the Madrid deposit, considerably extending the mineralization at better grades and thicknesses than previously encountered. In addition, drilling in 2003 and 2004 has considerably increased the depth extent of the gold mineralization at the Boston deposit. As a result of these activities, Miramar believes that it is reaching the critical mass it requires to consider the development of long life, large scale gold mining operations that could push Miramar into the ranks of intermediate gold producers.

Doris North Permitting Update

Miramar reported December 14, 2004 that the Minister of the Indian and Northern Affairs Canada (INAC, formerly DIAND) had accepted the report of the Nunavut Impact Review Board (NIRB) issued in August, 2004 recommending to the Minister that the Doris North project should not proceed on the basis of the application made, identifying five areas where additional information was required. NIRB encouraged Miramar to file another application that includes the requested supplemental information. Miramar has prepared reports to address the five areas of concern and has prepared an updated preliminary project description which it will file to commence the process of a new review by NIRB. Miramar will work closely with NIRB and the various interveners to ensure that information requests are addressed. Miramar will be filing with NIRB a revised environmental impact statement that incorporates the supplemental information and integrates the supplemental information with the previous materials provided to NIRB by Miramar.

Development Strategy

Miramar believes its objective of intermediate producer status can be achieved through the development of the Hope Bay project, which comprises the high grade Doris North deposit, a potential bulk tonnage operation at Madrid and a potential satellite mining operation at Boston. Miramar’s goal is to have one infrastructure centre for the entire Hope Bay belt, minimizing the infrastructure footprint and the capital requirements and optimizing the return on future development areas. In parallel with these development activities, Miramar plans to increase resources on the belt through the expansion of the known deposits and discoveries of new ones.

Upcoming News

Miramar is in the process of compiling its resource estimates to incorporate the exploration results of the 2004 campaign. Once this is accomplished, Miramar will announce the resources as well as its work plans for 2005.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to the assignment to Dundee Precious Metals Inc. (“Dundee”) of the option to purchase a 60% interest in the Back River project and the future development of the Hope Bay project are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,”“intends,” “estimates,” ‘projects,” “potential”“objective” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the possibility that the conditions precedent to the closing of the agreement with Dundee not being met; the need to rely on Dundee to perform its obligations under the agreement; risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work at Hope Bay in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the Miramar Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com